UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2

(Amendment No.           )*

Compton Petroleum Corporation
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
204940100
(CUSIP Number)
December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Item 1(a) Name of Issuer
Item 1(b) Address of Issuer’s Principal Executive Offices
Item 2(a) Name of Person Filing
Item 2(b) Address of Principal Business Office or, if none, Residence
Item 2(c) Citizenship
Item 2(d) Title of Class of Securities
Item 2(e) CUSIP No
Item 3 If this statement is filed pursuant to §§ 240 13d-1(b), or 240 13d-2(b) or (c), check whether the person filing is a
Item 4 Ownership
Item 5 Ownership of Five Percent or Less of a Class
Item 6 Ownership of More Than Five Percent on Behalf of Another Person
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Item 8 Identification and Classification of Members of the Group
Item 9 Notice of Dissolution of Group
Item 10 Certification
SIGNATURE

CUSIP No.	204940100	13G	Page	2	of	6	Pages

1	NAMES OF REPORTING PERSONS The London & Amsterdam Trust Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		26,537,700[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,537,700[1]

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,537,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.7%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

[1]	Includes 16,137,700 shares of common stock owned by subsidiaries of trusts of which the reporting person is the sole trustee and 10,400,000 shares of common stock underlying warrants owned by such trusts. The warrants are immediately exercisable.

[2]	Calculated in accordance with Rule 13d — 3(d)(1). According to the Form 40—F filed by the issuer on February 26, 2010, 263,573,461 shares of common stock were outstanding as of December 31, 2009.

CUSIP No. 204940100	13G	Page 3 of 6 Pages
Item 1(a) Name of Issuer:
          Compton Petroleum Corporation
Item 1(b) Address of Issuer’s Principal Executive Offices:
          Suite 500, 850 – 2nd Street S.W., Calgary, Alberta, Canada T2P OR8
Item 2(a) Name of Person Filing:
          This Schedule 13G is being filed by The London & Amsterdam Trust Company Limited (the “Reporting Person”). The Reporting Person disclaims beneficial ownership of all securities reported herein.
Item 2(b) Address of Principal Business Office or, if none, Residence:
          The address of the principal business office of the Reporting Person is 62 Forum Lane, Camana Bay, P.O. Box 10459, Grand Cayman KY1 1004, Cayman Islands.
Item 2(c) Citizenship:
          See Item 4 of the cover page.
Item 2(d) Title of Class of Securities:
          Common Stock, no par value.
Item 2(e) CUSIP No.:
          204940100
Item 3 If this statement is filed pursuant to §§ 240 13d-1(b), or 240 13d-2(b) or (c), check whether the person filing is a:
          Not Applicable.

CUSIP No. 204940100	13G	Page 4 of 6 Pages
Item 4 Ownership:
(a)	Amount beneficially owned:

26,537,700[1]

(b)	Percent of class:

9.7%[2]

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote 26,537,700[1]

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 26,537,700[1]

(iv)	Shared power to dispose or to direct the disposition of 0
Item 5 Ownership of Five Percent or Less of a Class:
          If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [       ].
Item 6 Ownership of More Than Five Percent on Behalf of Another Person:
          Not applicable.
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
          Not applicable.
Item 8 Identification and Classification of Members of the Group:
          Not applicable.
Item 9 Notice of Dissolution of Group:
          Not applicable.

1	Includes 16,137,700 shares of common stock owned by subsidiaries of trusts of which the reporting person is the sole trustee and 10,400,000 shares of common stock underlying warrants owned by such trusts. The warrants are immediately exercisable.

2	Calculated in accordance with Rule 13d-3(d)(1). According to the Form 40-F filed by the issuer on February 26, 2010, 263,573,461 shares of common stock were outstanding as of December 31, 2009.

CUSIP No. 204940100	13G	Page 5 of 6 Pages
Item 10 Certification:
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 204940100	13G	Page 6 of 6 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.
Dated: May 12, 2010

THE LONDON & AMSTERDAM TRUST COMPANY LIMITED
By:	/s/ Rankine McMillan
Rankine McMillan,
Managing Director